

OFFERING MEMORANDUM

facilitated by



The Functional Chocolate Company

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	The Functional Chocolate Company
State of Organization	CO
Date of Formation	07/03/2020
Entity Type	Limited Liability Company
Street Address	33231 Lynx Ln, Evergreen CO, 80439
Website Address	www.funcho.co

(B) Directors and Officers of the Company

Key Person		Nicole Smith
Position with the Company		
	Title	CEO
	First Year	2020
Other business experience (last three years)		**CEO/Founder Nicole Smith** is an accomplished entrepreneur and a pioneer in botanical product development. She served as Chief Product Officer at Harvest Health and Recreation following its acquisition of CBx Enterprises, where she was CEO. Prior to that, she was co-founder, CEO and CMO of Mary's Medicinals. She is co-author of one of the first patents issued to a legal cannabis company in the US.

Key Person	Christopher Peruzzi
Position with the Company	
Title	COO
First Year	2020
Other business experience (last three years)	**COO/Founder Chris Peruzzi** has nearly 30 years of experience in the Natural Products & Wellness industry, concentrating in Nutraceuticals for Manufacturer/Wholesale to Retail distribution. He has held positions including National Sales Manager, Director of Sales and EVP of Sales and Marketing for leading national brands, coupled with owning his own Natural Products Brokerage company. New category & product development, along with formulary experience is his passion, as new products & product innovation is the life blood of the Natural Products and Wellness Industry.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Nicole Smith	45%
Christopher Peruzzi	55%

(D) The Company's Business and Business Plan

Formulated for Functionality

Each proprietary formulation is crafted with love, and decades of expertise -- because we would never settle for just adding some melatonin and calling it Sleep Chocolate. Functional Chocolate is so much more than a single element. We combine science, thoughtfulness and love into every product to ensure they are as efficacious as they are delicious.

Leveraging our founders' experience, each product is formulated with 10-15+ cohesive elements, including patented, clinically researched ingredients alongside botanicals and vitamins trusted for centuries. Each ingredient is optimized to complement each other ingredient, and precisely dosed for an effective experience that keeps the price point accessible.

Not Just a Trend

Functional Foods have been around for decades, going back to the inclusion of calcium in orange juice. Today, 'food as medicine' is embraced like never before, as represented by the projection of

over a half a trillion dollars in functional foods & beverage sales by 2028.

Which is no surprise, as consumers get more value for every dollar and calorie.

Unlike trendy keto or plant-based approaches, functional foods are not limited to any specific diet or group of people. Not just a trend, they represent an evolution of how we eat.

Our Chocolate Loves You Back!

We're a nationally distributed manufacturer of Functional Chocolate – premium dark chocolate bars formulated to address everyday health realities.

Our eight unique products infuse a dozen or more powerhouse ingredients into a base of ethically sourced dark chocolate to address multiple facets of everyday conditions like sleep issues, focus, energy and anxiety.

Over the past two years, we've done all of the heavy lifting to position the brand for easy entry into retailers of all sizes, including all of the systems, certifications and listing platforms. Our products are already in hundreds of locations nationwide, ranging from natural products retailers like Lassens and Fresh Thyme Market to specialty shops including Lovers Stores and an exciting Q4 launch of Vitamin Shoppes nationwide.

We're expanding our reach to meet rapidly growing retailer and consumer demand for our products.

That's where you come in. With additional funding, we will be able to ramp up inventory and increase our reach to more people, more places, with more products, more quickly.

Our Sweet Beginnings

It all started with love for our families... and love for chocolate.

By pairing his decades of natural product knowledge with decadent chocolate, co-founder and single dad Chris Peruzzi created the first Functional Chocolates as a fun, effective way to care for his kids' everyday health realities -- his daughter's debilitating PMS and son's anxiety at school.

Use of Proceeds

Funds will help meet retailer demand for our products, and the demands of retailers for launching these products -- including set up fees, displays, marketing expenses, and distribution expansion. Once we exceed our initial funding goal, we intend to use incremental funds to introduce our next innovations to address additional conditions and form factors.

Why Chocolate?

Not just because we love chocolate. Or because Americans eat 2.8 billion lbs of it every year.

Naturally nutritious, gluten-free and vegan, chocolate is a uniquely effective delivery system. Vitamins, minerals and healthy fats optimize bioavailability for our condition specific formulas. And it's easy to choose chocolate over a pill or tablet.

Other chocolate companies have already established that you don't need to compromise taste for quality, ethics or accessibility. We value all of those high standards, as our baseline, then we add functionality.

With complex formulations based on decades of experience, everyone's favorite super food is supercharged.

The Team

Nicole Smith, CEO & Co Founder

Nicole is an accomplished entrepreneur and a pioneer in botanical product development. She served as Chief Product Officer at Harvest Health and Recreation following its acquisition of CBx Enterprises, where she was CEO. Prior to that, she was co-founder, CEO and CMO of Mary's Medicinals. She is co-author of one of the first patents issued to a legal cannabis company in the US.

Nicole has been featured in everything from New York Magazine to Fast Company & The Today Show. She has been honored as a Denver Business Journal Outstanding Woman in Business, Mile High Leader and Stevie Female Executive of the Year.

Chris Peruzzi, COO & Co Founder

Chris has 30 years of experience in the Natural Products & Wellness industry, concentrating in Nutraceuticals for Manufacturer/Wholesale to Retail distribution. He has held positions including National Sales Manager, Director of Sales and EVP of Sales and Marketing for leading national brands, coupled with owning his own Natural Products Brokerage company. New category & product development, along with formulary experience is his passion, as new products & product innovation is the life blood of the Natural Products and Wellness Industry.

Lisa Tritz, CFO

Lisa Tritz CPA, MBA most recently served as Director of Finance and Accounting for CBx Sciences, a Harvest Health & Recreation Company. She has worked in a variety of senior operations, accounting and controller roles for companies including Envision Healthcare, Crowe GHP Horwath and Newmont Mining Corporation. She has an MBA and a BS from the University of Colorado.

Steve Whittier, Creative Director

Steve has run both domestic and international accounts in digital, social, experiential, traditional and editorial spaces. He spends his time on staff and freelancing with some of the top agencies in the country, supporting brands including Nike, Maybelline, The North Face, Audi, Mercedes Benz, Oakley, Coca Cola, McDonalds and countless others. Steve and his teams have won multiple awards including Clios, Webby Awards, Addy Awards, Cannes and many more.

Graham Sorkin, Chief of Staff

Graham has roots in marketing and product development for technology and healthcare organizations, ranging from major Fortune 500 companies including Cisco and Microsoft, to early-stage startups. Prior to helping launch The Functional Chocolate Company, he spent a decade in the cannabis and hemp industry where he helped establish market leading brands and products, including Harvest, Evolab and Mary's Medicinals.

John Havens,

John Havens Jr. leverages his CPG experience and numerous retail contacts gained over a 40 year sales career with Nestle USA to position The Functional Chocolate Company for success in an

ever changing retail environment. Throughout his career at Nestle, he held key positions including Vice President, Sales & Industry Affairs.

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 4 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$150,000
Offering Deadline	July 17, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$350,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Inventory	$100,000	$100,000
National Retail Expansion	$20,000	$35,000
Merchandising Support	$19,875	$35,000
New Product Development & Launch	$0	$100,000
Sales Expansion	$0	$56,375
Mainvest Compensation	$10,125	$23,625
TOTAL	$150,000	$350,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button
- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.

- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	0.6 - 1.4%[2]
Payment Deadline	2028-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.5 x 1.3 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	4.09%

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[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 0.6% and a maximum rate of 1.4% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$150,000	0.6%
$200,000	0.8%
$250,000	1.0%
$300,000	1.2%
$350,000	1.4%

[3] To reward early participation, the investors who contribute the first $200,000.0 raised in the offering will receive a 1.5x cap. Investors who contribute after $200,000.0 has been raised in the offering will receive a 1.3x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document

called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	1251
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Nicole Smith	45%
Christopher Peruzzi	55%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

Creditor	Amount	Interest Rate	Maturity Date	Other Important Terms
Heather Jackson	$100,000	10%	10/31/2022	Convertible upon maturity
Matt Humphrey	$50,000	10%	08/31/2023	Convertible upon maturity
Gene Humphrey	$656,671	10%	01/31/2024	Convertible upon maturity

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

Historical milestones

The Functional Chocolate Company has been operating since July 2020 and has since achieved the following milestones:

- Achieved revenue of $201,664 in 2021, which then grew to $309,033 in 2022

- Had Cost of Goods Sold (COGS) of $65,093, which represented gross profit margin of 78% in 2021. COGS were then $115,350 the following year, which implied gross profit margin of 73% in 2022.

Historical financial performance is not necessarily predictive of future performance.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$909,073	$2,613,000	$4,692,574	$8,621,472	$15,812,740
Cost of Goods Sold	$336,357	$966,810	$1,736,252	$3,189,945	$5,850,713
Gross Profit	$572,716	$1,646,190	$2,956,322	$5,431,527	$9,962,027
EXPENSES					
Rent	$36,000	$38,000	$40,000	$42,000	$45,000
Utilities	$2,400	$2,650	$2,900	$3,195	$3,510
Salaries	$240,000	$288,000	$318,000	$350,000	$385,000
Insurance	$8,780	$9,650	$10,620	$11,750	$12,800
Legal & Professional Fees	$2,000	$2,200	$2,200	$2,500	$2,500
Operating Profit	$283,536	$1,305,690	$2,582,602	$5,022,082	$9,513,217

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$159,913.00	$106,348.00
Cash & Cash Equivalents	$37,706.00	$41,539.00
Accounts Receivable	$24,258.00	$17,738.00
Short-term Debt	$105,171.00	$92,154.00
Long-term Debt	$117,946.00	$200,000.00
Revenues/Sales	$309,033.00	$201,664.00
Cost of Goods Sold	$115,350.00	$65,093.00
Taxes Paid	$0	$0
Net Income	$-704,607.00	$-784,400.00

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V